

DIVISION OF
CORPORATION FINANCE

December 24, 2009

Via U.S. Mail

Steven A. Tedesco, President
Promap Corporation
7060B S. Tucson Way
Centennial, Colorado 80112

> **Re: Promap Corporation**
> **Registration Statement on Form S-1**
> **Filed November 25, 2009**
> **File Number 333-163342**

Dear Mr. Tedesco:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Cover Page

1. Given that your stock is not quoted on the Over-the-Counter Bulletin Board nor traded on an exchange, it is our position that the selling shareholders must offer the shares being registered at a fixed price. Based upon the registration statement fee table, it appears that the relevant initial offering price of the shares is $.25 per

share. Please revise your cover page to clarify that the selling shareholders will sell at the stated, fixed price of $.25 per share until the securities are quoted on the Over-the-Counter Bulletin Board or listed on a national securities exchange, and that thereafter, the selling shareholders may sell at prevailing market prices or privately negotiated prices.

2. Also, please confirm for us and disclose in the registration statement that you will file a post-effective amendment (i) terminate the offering by the company, indicating the results of that offering: and (ii)to reflect the change to a market price when the shares begin trading on a market or exchange.

Use of Proceeds, page 14

3. Include in your tabular disclosure a column representing the allocation of proceeds if the midpoint amount of subscriptions is sold.

Investor Suitability Requirements, page 17

4. Please eliminate the statement that each prospective investor "should consult his, her or its own attorney, accountant and/or financial advisor", although you may suggest this course of action.

Directors, Executive Officers, Promoters and Control Persons, page 20

5. Please revise your disclosure as necessary to provide the month and year for each position held by Mr. Bramhill during the period from March 2006 through March 2007. Specify each position or title held during the period.

Security Ownership of Certain Beneficial Owners and Management, page 21

6. Of the number of shares owned by each individual or entity in the table, please state in a footnote to the table the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. If there are none of these arrangements, please state this fact. See Instruction 1 to Item 403 of Regulation S-K.

Customers, page 25

7. We note that your four largest customers accounted for over 80% of your sales in 2008. We further note your disclosure that these companies "have some affiliation" with the Company, and your related disclosure on page 7 that "[n]early all sales during the past two years and nine months have been to affiliates of the Company." Please expand your disclosure to describe the nature of your

affiliations with these customers. Also disclose whether sales to these customers in 2008 were based on a few large orders or sales, or multiple small ones.

8. Please also provide us with more information about your contractual arrangements with these major customers.   For example, disclose whether these customers may terminate contracts or orders at any time without penalty, and whether the loss of any of these customers would have a material adverse impact upon the Company. Please also file any contracts with these customers as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis . . . , page 26

9. We note the seventy-four percent increase in your operating expenses in 2008 due primarily to "the Company's allocation for repairs and improvements" to the office space you share with other companies controlled by Mr. Tedesco. We further note your disclosure on page 29 that you have no inventory and that you pay no monthly rent under your lease with Mr. Tedesco. As the Company has no full time employees, and as Mr. Tedesco devotes approximately five hours per week providing management services to the Company, please tell us what percentage of the repair and improvement cost the Company's $34,000 allocation represents, and the nature and necessity of the repairs and improvements.

Certain Relationships and Related Transactions, page 29

10. Discuss your sales to affiliates of Mr. Tedesco, how the terms of those transactions were determined, your plans to continue such transactions and how you will address possible conflicts of interest.

Subscription Agreement and Procedures, page 31

11. In your next amendment, please file the form of investor suitability questionnaire as an exhibit.

Statements of Operations, page F-5

12. Revise your financial statements to include an allocation for the expense associated with office space you receive from your major shareholder at no cost, as your historical income statements should reflect all of its costs of doing business. In addition, disclose an explanation of the allocation method used along with management's assertion that the method used is reasonable. We refer you to Staff Accounting Bulletin Topic 1.B.1 for guidance.

13. Provide disclosure of pro forma income tax expense and after-tax earnings per share data on the face of the historical statements for the latest year and interim

period presented. We refer you to Staff Accounting Bulletin Topic 1.B.2 for guidance.

<u>Notes to Financial Statements, page F-8</u>

14. Provide disclosure of your material related party transactions for revenue and expenses, including the office space you rent from your major shareholder, as required by Statement of Financial Accounting Standards 57. Please include the following:

    - Identification of the related parties transacting business with the Registrant,
    - The nature of the control relationship,
    - The business purpose of the arrangement,
    - How the transaction prices were determined by the parties, and
    - Any ongoing contractual or other commitment as a result of the arrangement.

<u>Annex A</u>

15. Tell us why you have included this document in the prospectus. This appears to be a private placement agreement. We note the reference to accredited investors.

<u>Exhibit 5.1</u>

16. With regard to the limitation "We express no opinion as to compliance with the Securities Act", please obtain an explanation from counsel as to why they believe this limitation is necessary and appropriate. We may have further comments after reviewing counsel's explanation.

17. The legality opinion expresses its opinion as to Colorado law. Please have counsel confirm to us or revise the legality opinion to state that the opinion's reference and limitation to Colorado law includes the statutory provisions and also all applicable provisions of the Colorado Constitution and the reported judicial cases interpreting those laws.

18. We note that the opinion is expressed "as of the date of this letter" and that counsel has disclaimed any responsibility to update it. However, the opinion must be expressed as of the effective date of the registration statement. Please revise accordingly.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Newberry at (202) 551-3761 or Chris White, Accounting Branch Chief at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Jon D. Sawyer, Esq.
        (720) 889-2222